Exhibit 99.1

Genmab Announces Financial Results for the First Quarter of 2022

May 11, 2022 Copenhagen, Denmark;

Interim Report for the First Quarter Ended March 31, 2022

Highlights

●	DARZALEX® net sales as reported by Johnson & Johnson increased 36% compared to the first three months of 2021 to USD 1,856 million, resulting in royalty revenue of DKK 1,501 million
●	Genmab updates its 2022 financial guidance

“During the first quarter of 2022, there were continued advancements in our pipeline, including the first patient dosed with DuoBody®-CD3xB7H4 (GEN1047), the presentation of data from the tisotumab vedotin innovaTV 207 study, and the U.S. Food and Drug Administration (U.S. FDA) granting orphan-drug designation to epcoritamab for the treatment of follicular lymphoma (FL). Together these events help to progress us further in our evolution into a fully integrated biotech innovation powerhouse,” said Jan van de Winkel, Ph.D., Chief Executive Officer of Genmab.

Financial Performance First Quarter of 2022

●	Net sales of DARZALEX by Janssen were USD 1,856 million in the first three months of 2022 compared to USD 1,365 million in the first three months of 2021, an increase of USD 491 million, or 36%.
●	Royalty revenue was DKK 1,836 million in the first three months of 2022 compared to DKK 1,017 million in the first three months of 2021, an increase of DKK 819 million, or 81%. The increase was driven by higher net sales of DARZALEX, TEPEZZA® and Kesimpta® resulting in higher royalties.
●	Revenue was DKK 2,119 million for the first three months of 2022 compared to DKK 1,581 million for the first three months of 2021. The increase of DKK 538 million, or 34%, was primarily driven by higher DARZALEX, TEPEZZA and Kesimpta royalties achieved under our collaborations with Janssen, Roche and Novartis, respectively, partly offset by milestones achieved under our collaborations with AbbVie and Janssen in the first three months of 2021.
●	Operating expenses were DKK 1,605 million in the first three months of 2022 compared to DKK 1,049 million in the first three months of 2021. The increase of DKK 556 million, or 53%, was driven by the continued advancement of multiple pipeline projects, the increase in new employees to support Tivdak® post launch and expansion of our product pipeline, as well as the continued development of commercialization capabilities and Genmab’s broader organizational infrastructure.
●	Operating profit was DKK 514 million in the first three months of 2022 compared to DKK 532 million in the first three months of 2021.

Subsequent Events

●	April: Genmab and AbbVie Inc. (AbbVie) announced topline results for epcoritamab from the first cohort of the EPCORE™ NHL-1 phase 1/2 clinical trial evaluating epcoritamab. The study cohort includes 157 patients with relapsed / refractory large B-cell lymphoma who received at least two prior lines of systemic therapy, including 38.9% who received prior treatment with chimeric antigen receptor T-cell therapy. The topline results from this cohort demonstrated an overall response rate of 63.1% as confirmed by an independent review committee, which exceeded the protocol prespecified threshold for efficacy. The observed median duration of response was 12 months. The most common treatment-emergent adverse event was cytokine release syndrome

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Genmab Announces Financial Results for the First Quarter of 2022

with 49.7%, including 2.5% grade 3. Based on the topline results, the companies will engage global regulatory authorities to determine next steps.
●	April: The arbitral tribunal issued an award in the binding arbitration of two matters arising under Genmab’s license agreement with Janssen relating to daratumumab. Genmab did not seek a review of the award, and the award is now final. The arbitral tribunal decided both issues in favor of Janssen. The first issue concerned the question as to whether Janssen’s obligation to pay royalties on sales of licensed product extends, in each applicable country, until the expiration or invalidation of the last-to-expire relevant Genmab-owned patent or the last-to-expire relevant Janssen-owned patent covering the product, as further defined and described in the license agreement. As to that issue, the tribunal determined by majority opinion that Janssen’s obligation to pay royalties to Genmab on sales of licensed product, in each applicable country, extends through the expiration or invalidation of the last-to-expire relevant Genmab-owned patent covering the product or use thereof, but not the relevant Janssen-owned patent. The relevant Genmab-owned issued U.S., European and Japanese patents will expire in the late 2020s and early 2030s. The second issue concerned the question as to whether Genmab is required to share in Janssen’s royalty payments to Halozyme Therapeutics, Inc. (Halozyme) for the Halozyme enzyme technology used in the subcutaneous (SC) formulation of daratumumab (marketed as DARZALEX FASPRO® in the U.S.). The royalties Janssen pays to Halozyme represent a mid-single digit percentage rate of SC daratumumab sales. As to that issue, the tribunal ruled by majority opinion that Janssen is permitted to continue reducing its royalty payments to Genmab as an offset against a share of Janssen’s royalty payments made to Halozyme.

Outlook

Genmab is updating the lower end of its 2022 financial guidance published on February 16, 2022, driven by increased royalty revenue related to net sales of DARZALEX.

	Revised	Previous
(DKK million)	Guidance	Guidance
Revenue	11,000 - 12,000	10,800 - 12,000
Operating expenses	(7,200) - (7,800)	(7,200) - (7,800)
Operating profit	3,200 - 4,800	3,000 - 4,800

Conference Call

Genmab will hold a conference call in English to discuss the results for the first quarter of 2022 today, Wednesday, May 11, at 6:00 pm CEST, 5:00 pm BST or 12:00 pm EDT. To join the call dial

+1 631 913 1422 (U.S. participants) or +44 3333000804 (international participants) and provide conference code 48414786. A live and archived webcast of the call and relevant slides will be available at www.genmab.com/investors.

Contact:

Marisol Peron, Senior Vice President, Communications and Corporate Affairs

T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

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CONSOLIDATED KEY FIGURES

	3 Months Ended	3 Months Ended	Full Year
	March 31, 2022	March 31, 2021	2021
(DKK million)
Income Statement
Revenue	2,119	1,581	8,482
Research and development expenses	(1,153)	(848)	(4,181)
Selling, general and administrative expenses	(452)	(201)	(1,283)
Operating expenses	(1,605)	(1,049)	(5,464)
Operating profit	514	532	3,018
Net financial items	98	892	965
Net profit	465	1,096	3,008

Balance Sheet
Marketable securities	10,917	10,191	10,381
Cash and cash equivalents	9,071	7,892	8,957
Total non-current assets	1,739	2,273	1,891
Total assets	24,914	22,210	24,627
Shareholders' equity	22,719	20,095	22,196
Share capital	66	66	66

Cash Flow Statement
Cash flow from operating activities	587	1,185	2,228
Cash flow from investing activities	(667)	(579)	(961)
Cash flow from financing activities	(64)	(220)	(420)
Investment in tangible assets	(57)	(28)	(252)

Financial Ratios
Basic net profit per share	7.10	16.76	46.00
Diluted net profit per share	7.05	16.61	45.54
Period-end share market price	2,465	2,087	2,630
Price / book value	7.16	6.85	7.82
Shareholders' equity per share	344.23	304.47	336.30
Equity ratio	91%	90%	90%
Shares outstanding	65,734,141	65,587,322	65,718,456
Average number of employees (FTE*)	1,285	842	1,022
Number of employees (FTE) at the end of the period	1,309	871	1,212

* Full-time equivalent or team members

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OUTLOOK

	Revised	Previous
(DKK million)	Guidance	Guidance
Revenue	11,000 - 12,000	10,800 - 12,000
Operating expenses	(7,200) - (7,800)	(7,200) - (7,800)
Operating profit	3,200 - 4,800	3,000 - 4,800

Genmab is updating the lower end of its 2022 financial guidance published on February 16, 2022, driven by increased royalty revenue related to net sales of DARZALEX.

Revenue

Genmab expects its 2022 revenue to be in the range of DKK 11,000 – 12,000 million, an increase to the lower end of the previous guidance of DKK 10,800 – 12,000 million, driven primarily by the continued strong growth of DARZALEX net sales. Genmab’s projected revenue for 2022 primarily consists of DARZALEX royalties of DKK 8,000 – 8,500 million compared to previous guidance of DKK 7,700 – 8,500. Such royalties are based on Genmab’s revised estimate of DARZALEX 2022 net sales of USD 7.5 – 8.0 billion compared to previous guidance of USD 7.3 – 8.0 billion. DARZALEX royalties are partly offset by the impact of Janssen’s withholding of a portion of royalty payments related to Genmab’s share of Janssen’s royalty payments to Halozyme in connection with SC sales. The remainder of Genmab’s revenue consists of royalties from TEPEZZA, Kesimpta and RYBREVANT®, reimbursement revenue, milestones for epcoritamab, teclistamab and other milestones as well as collaboration revenue with Seagen for Tivdak.

Operating Expenses

Genmab anticipates its 2022 operating expenses to continue to be in the range of DKK 7,200 – 7,800 million. Operating expenses continue to be driven by the advancement of Genmab’s clinical programs, continued investment in research and development, as well as building Genmab’s commercial organization and broader organizational infrastructure.

Operating Profit

Genmab now expects its 2022 operating result to be in the range of DKK 3,200 – 4,800 million, an increase to the lower end of the previous guidance of DKK 3,000 – 4,800 million, driven primarily by the increase in royalty revenue related to the net sales of DARZALEX.

Outlook: Risks and Assumptions

In addition to factors already mentioned, the estimates above are subject to change due to numerous reasons, including but not limited to, the achievement of certain milestones associated with Genmab’s collaboration agreements; the timing and variation of development activities (including activities carried out by Genmab’s collaboration partners) and related income and costs; DARZALEX, Kesimpta, TEPEZZA and RYBREVANT net sales and royalties paid to Genmab; and currency exchange rates (the 2022 guidance assumes a USD / DKK exchange rate of 6.4). The financial guidance assumes that no significant new agreements are entered into during the remainder of 2022 that could materially affect the results. Refer to the section “Significant Risks and Uncertainties” in this interim report. Additionally, depending on trends related to the coronavirus and future variants, the COVID-19 pandemic could potentially have a material adverse impact on Genmab’s business and financial performance, including clinical trials, projected regulatory approval timelines, supply chain and revenues, and cause Genmab’s actual results to differ materially from 2022 Guidance and Key 2022 Priorities in this interim report.

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Should the global outbreak of COVID-19 persist, it may have long-term impacts on the development, regulatory approval and commercialization of Genmab’s investigational medicines and on net sales of approved medicines created by Genmab and developed and marketed by Genmab or Genmab’s collaboration partners. As the pandemic continues, there may be an impact on Genmab’s business. Genmab has an established COVID-19 response team, led by the CEO, that closely monitors the evolving situation, maintains precautionary measures to help limit the impact of COVID-19 at the workplace and on our communities, and ensures business continuity. The full extent and nature of the impact of the COVID-19 pandemic and related containment measures on Genmab’s business and financial performance is uncertain as the situation continues. The factors discussed above, as well as other factors that are currently unforeseeable, may result in further and other unforeseen material adverse impacts on Genmab’s business and financial performance, including on the sales of Tivdak and on net sales of DARZALEX, Kesimpta, TEPEZZA and RYBREVANT by Genmab’s partners and on Genmab’s royalty and milestone revenue therefrom.

KEY 2022 PRIORITIES

Priority	✓	Targeted Milestones
Broad and rapid development of late-stage clinical pipeline and further build US country organization		➢ Epcoritamab[1] ➢ Expand clinical development program with multiple Phase 3 trials initiated and submission of first BLA (subject to supportive FDA feedback)

➢
Tivdak[2]
●
Establish Tivdak as a clear choice for 2L+ r/m Cervical Cancer patients
●
Broaden clinical development program including Phase 2 evaluation of combination therapy in earlier line treatment for cervical cancer and other solid tumors

Growth and development of differentiated early-stage product candidates		➢ DuoBody-PD-L1x4-1BB3 & DuoBody-CD40x4-1BB3 ● Data from clinical expansion cohorts to progress to next steps
➢ Expand and advance proprietary clinical product portfolio
Further scale organization aligned with growing product portfolio and brand needs		➢ Further scale organization aligned with differentiated antibody product portfolio growth and future launches
➢ Use solid financial base to grow and broaden antibody product and technology portfolio

1. Co-development w/ AbbVie; 2. Co-development w/ Seagen Inc. (Seagen); 3. Co-development w/ BioNTech SE (BioNTech)

PRODUCT PIPELINE AND TECHNOLOGY PROGRESS FIRST QUARTER OF 2022

At the end of the first quarter of 2022, Genmab’s proprietary pipeline of investigational medicines, where we are responsible for at least 50% of development, consisted of seven antibody products in clinical development. These include Genmab’s first U.S. FDA approved medicine, Tivdak, which Genmab is co-developing and co-promoting in the U.S. with Seagen. In addition to our own pipeline, there are multiple investigational medicines in development by global pharmaceutical and biotechnology companies, including four approved medicines powered by Genmab’s technology and innovations. Beyond the

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investigational medicines in clinical development, our pipeline also includes multiple preclinical programs. An overview of the development status of each of our investigational medicines is provided in the following sections. Detailed descriptions of dosing, efficacy and safety data from certain clinical trials have been disclosed in company announcements and media releases published via the Nasdaq Copenhagen stock exchange and may also be found in Genmab’s filings with the U.S. Securities and Exchange Commission (SEC). Additional information is available on Genmab’s website, www.genmab.com. The information accessible through our website is not part of and is not incorporated by reference herein.

Genmab Proprietary Investigational Medicines1 in Development

1Investigational medicines where Genmab has ≥50% ownership. Certain investigational medicines in co-development, partners as indicated

2See U.S. prescribing information for precise indication and safety information

3Genmab is developing HexaBody-CD38 in an exclusive worldwide license and option agreement with Janssen

Tivdak (tisotumab vedotin-tftv) – First and only U.S. FDA approved antibody-drug conjugate (ADC) for recurrent or metastatic cervical cancer

●	An ADC directed to tissue factor (TF), a protein highly prevalent in solid tumors, including cervical cancer, which is associated with poor prognosis
●	Accelerated approval granted by the U.S. FDA for Tivdak, the first and only approved ADC for the treatment of adult patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy
●	U.S. FDA approval was based on data from the innovaTV 204 (NCT03438396) Phase 2 single-arm clinical study evaluating tisotumab vedotin as monotherapy in patients with previously treated recurrent or metastatic cervical cancer

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●	In addition to a Phase 3 study in recurrent or metastatic cervical cancer, multiple Phase 2 clinical studies in other solid tumors are ongoing
●	Co-developed and co-promoted in the U.S. in collaboration with Seagen

Tivdak is an ADC composed of Genmab’s human monoclonal antibody directed to TF and Seagen’s ADC technology that utilizes a protease-cleavable linker that covalently attaches the microtubule-disrupting agent monomethyl auristatin E to the antibody. Genmab used technology licensed from Medarex to generate the TF antibody forming part of Tivdak. Tivdak is the first and only U.S. FDA approved ADC for the treatment of adult patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy. Tivdak is being co-developed by Genmab and Seagen. Under a joint commercialization agreement, Genmab is co-promoting Tivdak in the U.S. and will lead commercial operational activities in Japan. Seagen is leading commercial operational activities in the U.S. and will lead commercial operational activities in Europe and China. In these four markets there will be a 50:50 cost and profit split. In any other markets, Seagen will commercialize Tivdak and Genmab will receive royalties based on a percentage of aggregate net sales ranging from the mid-teens to the mid-twenties. The companies have joint decision-making on the worldwide development and commercialization strategy for Tivdak. The companies have a broad clinical development program for Tivdak, including a confirmatory Phase 3 study in recurrent or metastatic cervical cancer.

Please consult the U.S. Prescribing Information for Tivdak for the labeled indication and safety information, including the boxed warning.

First Quarter 2022 Updates

●	March: Genmab and Seagen presented interim data from two cohorts of the Phase 1b/2 innovaTV 205 (NCT03786081) study of tisotumab vedotin as a virtual oral presentation at the Society of Gynecologic Oncology Annual Meeting on Women’s Cancer. The ongoing innovaTV 205 study is evaluating tisotumab vedotin as monotherapy and in combination with other agents in recurrent or metastatic cervical cancer.
●	February: Genmab and Seagen presented preliminary data from the Phase 2 innovaTV 207 (NCT03485209) study of tisotumab vedotin as part of a plenary session at the American Society for Radiation Oncology (ASTRO) 2022 Multidisciplinary Head and Neck Cancers Symposium. The ongoing innovaTV 207 study is evaluating the activity, safety and tolerability of tisotumab vedotin in selected solid tumors with high TF expression. The data presented at ASTRO was from the squamous cell carcinoma of the head and neck (SCCHN) cohort of the study, which is evaluating tisotumab vedotin monotherapy in patients with SCCHN who experienced disease progression on or after a first-line platinum-containing regimen and a checkpoint inhibitor.

Epcoritamab (DuoBody-CD3xCD20) – Potential Best-in-class Investigational Medicine

●	Bispecific antibody-based investigational medicine created with Genmab’s DuoBody technology platform
●	Five ongoing clinical studies across different settings and histologies, including a Phase 3 study in relapsed / refractory diffuse large B-cell lymphoma (DLBCL) with more studies in planning
●	Co-developed in collaboration with AbbVie

Epcoritamab is a proprietary bispecific antibody created using Genmab’s DuoBody technology platform. Epcoritamab targets CD3, which is expressed on T-cells, and CD20, a clinically well-validated target on malignant B-cells. Genmab used technology licensed from Medarex to generate the CD20 antibody forming part of epcoritamab. Epcoritamab is being co-developed by Genmab and AbbVie. The first Phase

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3 clinical study (NCT04628494) of epcoritamab in relapsed / refractory DLBCL is ongoing. In addition, Phase 1/2 clinical studies in B-cell non-Hodgkin lymphoma (B-NHL) including chronic lymphocytic leukemia (NCT04623541) and in combination with standard of care therapies for B-NHL (NCT04663347) are ongoing. The combination of epcoritamab and DuoHexaBody®-CD37 (GEN3009) is also being explored in an arm of a Phase 1/2 clinical study (NCT04358458) of DuoHexaBody-CD37 in hematologic malignancies.

First Quarter 2022 Update

●	March: The U.S. FDA granted orphan-drug designation to epcoritamab for the treatment of FL.

DuoBody-PD-L1x4-1BB (GEN1046) – Bispecific Next Generation Checkpoint Immunotherapy

●	Bispecific antibody-based investigational medicine created with Genmab’s DuoBody technology platform
●	Clinical studies in solid tumors ongoing, including a Phase 2 study in non-small cell lung cancer (NSCLC)
●	Co-developed in collaboration with BioNTech

DuoBody-PD-L1x4-1BB (GEN1046) is a proprietary bispecific antibody, jointly owned by Genmab and BioNTech, created using Genmab’s DuoBody technology platform. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and profits for DuoBody-PD-L1x4-1BB on a 50:50 basis. DuoBody-PD-L1x4-1BB is designed to induce an antitumor immune response by simultaneous and complementary PD-L1 blockade and conditional 4-1BB stimulation using inert DuoBody antibody format. Three clinical studies in solid tumors are ongoing including a Phase 2 study of DuoBody-PD-L1x4-1BB as monotherapy or in combination with pembrolizumab in patients with recurrent metastatic NSCLC (NCT05117242).

DuoBody-CD40x4-1BB (GEN1042) – Potential First-in-Class Bispecific Agonistic Antibody

●	Bispecific antibody-based investigational medicine created with Genmab’s DuoBody technology platform
●	Phase 1/2 clinical study in solid tumors ongoing
●	Co-developed in collaboration with BioNTech

DuoBody-CD40x4-1BB (GEN1042) is a proprietary bispecific antibody, jointly owned by Genmab and BioNTech, created using Genmab’s DuoBody technology platform. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and profits for DuoBody-CD40x4-1BB on a 50:50 basis. CD40 and 4-1BB were selected as targets to enhance both dendritic cells and antigen-dependent T-cell activation, using an inert DuoBody format. A Phase 1/2 clinical study of DuoBody-CD40x4-1BB in solid tumors is ongoing (NCT04083599).

DuoHexaBody-CD37 (GEN3009) – First DuoHexaBody Program in the Clinic

●	Antibody-based investigational medicine created with Genmab’s DuoHexaBody technology platform
●	Phase 1/2 clinical study in hematologic malignancies ongoing
●	Co-developed in collaboration with AbbVie

DuoHexaBody-CD37 (GEN3009) is a bispecific antibody that targets two non-overlapping CD37 epitopes, created using Genmab’s DuoHexaBody technology platform. The DuoHexaBody technology platform combines the dual targeting of our DuoBody technology platform with the enhanced potency of our

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HexaBody technology platform, creating bispecific antibodies with target-mediated enhanced hexamerization. DuoHexaBody-CD37 is being co-developed by Genmab and AbbVie. A Phase 1/2 clinical study (NCT04358458) in hematologic malignancies, including an arm in combination with epcoritamab, is ongoing.

HexaBody-CD38 (GEN3014) – HexaBody Molecule with Potential in Hematological Malignancies

●	Antibody-based investigational medicine created with Genmab’s HexaBody technology platform
●	Phase 1/2 clinical study in hematological malignancies ongoing
●	Developed in an exclusive worldwide license and option agreement with Janssen

HexaBody-CD38 (GEN3014) is a human CD38 monoclonal antibody-based investigational medicine created using Genmab’s HexaBody technology platform. In preclinical models of hematological malignancies HexaBody-CD38 demonstrated highly potent complement-dependent cytotoxicity and showed potent anti-tumor activity. In June 2019, Genmab entered into an exclusive worldwide license and option agreement with Janssen to develop and commercialize HexaBody-CD38. A Phase 1/2 clinical study (NCT04824794) in hematologic malignancies is ongoing.

DuoBody-CD3xB7H4 (GEN1047) – Most Recent Investigational Medicine in the Clinic

●	Bispecific antibody-based investigational medicine created with Genmab’s DuoBody technology platform
●	Phase 1/2 clinical study in malignant solid tumors ongoing

DuoBody-CD3xB7H4 (GEN1047) is a bispecific antibody-based investigational medicine created using Genmab’s DuoBody technology platform. B7H4 is an immune checkpoint protein expressed on malignant cells in various solid cancers including breast, ovarian and lung cancer. In preclinical studies, DuoBody-CD3xB7H4 induced T-cell mediated cytotoxicity of B7H4-positive tumor cells. DuoBody-CD3xB7H4 is being developed for the potential treatment of solid cancer indications known to express B7H4. A Phase 1/2 clinical study (NCT05180474) of DuoBody-CD3xB7H4 in malignant solid tumors is ongoing.

First Quarter 2022 Update

●	January: The first patient was dosed in the first-in-human Phase 1/2 study of DuoBody-CD3xB7H4 in patients with malignant solid tumors.

Products Powered by Genmab’s Technology and Innovations

In addition to Genmab’s own pipeline of investigational medicines, our innovations and proprietary technology platforms are applied in the pipelines of global pharmaceutical and biotechnology companies. These companies are running clinical development programs with antibodies created by Genmab or created using Genmab’s proprietary DuoBody bispecific antibody technology platform. The programs run from Phase 1 development to approved medicines. The tables in this section include those therapies that have been approved in certain territories as well as clinical stage investigational medicines in Phase 2 development or later. Under the agreements for these products Genmab is entitled to certain potential milestones and royalties.

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Approved Medicines

*See local country prescribing information for precise indications and safety information

DARZALEX (daratumumab) – Redefining the Treatment of Multiple Myeloma

●	First-in-class human CD38 monoclonal antibody
●	Developed and commercialized by Janssen under an exclusive worldwide license from Genmab
●	Intravenous (IV) formulation approved in combination with other therapies for frontline and for relapsed / refractory multiple myeloma in territories including the U.S., Europe and Japan and as monotherapy for heavily pretreated or double-refractory multiple myeloma in territories including the U.S. and Europe
●	First and only SC CD38-directed antibody approved in territories including the U.S., Europe and Japan for the treatment of certain multiple myeloma indications, known as DARZALEX FASPRO (daratumumab and hyaluronidase-fihj) in the U.S., and DARZALEX SC in Europe
●	SC daratumumab is the first and only approved therapy for light-chain (AL) amyloidosis in the U.S., Europe and Japan
●	Net sales of DARZALEX by Janssen were USD 1,856 million in the first three months of 2022

DARZALEX is a human monoclonal antibody that binds with high affinity to the CD38 molecule, which is highly expressed on the surface of multiple myeloma cells and is also expressed by AL amyloidosis plasma cells. Genmab used technology licensed from Medarex to generate the CD38 antibody forming part of daratumumab. Daratumumab is being developed by Janssen under an exclusive worldwide license from Genmab to develop, manufacture and commercialize daratumumab. Under the terms of the agreement, Genmab is entitled to double digit royalties between 12% and 20%. Daratumumab (marketed as DARZALEX for IV administration and as DARZALEX FASPRO in the United States and as DARZALEX SC in Europe for SC administration) is approved in a large number of territories for the

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treatment of adult patients with certain multiple myeloma indications and is the only approved therapy in the U.S., Europe and Japan for the treatment of adult patients with AL amyloidosis.

Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for DARZALEX and DARZALEX SC and the U.S. Prescribing Information for DARZALEX FASPRO for the labeled indication and safety information.

Kesimpta (ofatumumab) – Approved in treatment of relapsing forms of multiple sclerosis (RMS)

●	Human CD20 monoclonal antibody developed and commercialized by Novartis Pharma AG (Novartis) under a license agreement with Genmab
●	Approved in territories including the U.S., EU and Japan for treatment of RMS in adults
●	First B-cell therapy that can be self-administered by patients at home using the Sensoready® autoinjector pen

Kesimpta is a human monoclonal antibody that targets an epitope on the CD20 molecule encompassing parts of the small and large extracellular loops. Genmab used technology licensed from Medarex to generate the CD20 antibody forming part of Kesimpta. Kesimpta is approved in territories including the U.S., Europe and Japan for the treatment of certain adult patients with RMS. Kesimpta is the first B-cell therapy that can be self-administered by patients at home using the Sensoready autoinjector pen, once monthly after starting therapy. Kesimpta is being developed and marketed worldwide by Novartis under a license agreement between Genmab and Novartis. Under the terms of the agreement, Genmab is entitled to 10% royalties on net sales of Kesimpta.

Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for the labeled indication and safety information for Kesimpta.

TEPEZZA (teprotumumab-trbw) – First U.S. FDA-approved medicine for the treatment of thyroid eye disease (TED)

●	Developed and commercialized by Horizon Therapeutics, plc (Horizon) for TED
●	First and only U.S. FDA-approved medicine for the treatment of TED
●	Also being explored in diffuse cutaneous systemic sclerosis (dcSSC)

Teprotumumab, approved by the U.S. FDA under the trade name TEPEZZA, is a human monoclonal antibody that targets the Insulin-like Growth Factor 1 Receptor (IGF-1R), a well-validated target. Genmab used technology licensed from Medarex to generate the IGF-1R antibody forming part of teprotumumab. The antibody was created by Genmab under a collaboration with Roche and development and commercialization of the product is now being conducted by Horizon under a sublicense from Roche. Under the terms of Genmab’s agreement with Roche, Genmab will receive mid-single digit royalties on sales of TEPEZZA.

Please consult the U.S. Prescribing Information for the labeled indication and safety information for TEPEZZA.

RYBREVANT (amivantamab-vmjw) – First regulatory approvals for a DuoBody-based Medicine

●	Part of Genmab and Janssen DuoBody research and license agreement
●	First approved medicine created using Genmab’s proprietary DuoBody technology platform
●	Under the agreement with Janssen, Genmab will receive milestones and royalties on net sales of RYBREVANT

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In July 2012, Genmab entered into a collaboration with Janssen to create and develop bispecific antibodies using Genmab’s DuoBody technology platform. The most advanced of these, Janssen’s RYBREVANT, is a fully human bispecific antibody that targets epidermal growth factor receptor (EGFR) and Met, two validated cancer targets. The two antibody libraries used to produce amivantamab were both generated by Genmab. In collaboration with Janssen, the antibody pair used to create amivantamab was selected. Janssen is responsible for the development of amivantamab.

In 2021, Janssen received approvals in the U.S., Europe and other markets for RYBREVANT for the treatment of certain adult patients with NSCLC with EGFR exon 20 insertion mutations. These are the first regulatory approvals for a therapy that was created using Genmab’s proprietary DuoBody bispecific technology platform. Under our agreement with Janssen, Genmab will receive milestones and royalties between 8% and 10% on net sales of RYBREVANT.

Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for RYBREVANT for the labeled indication and safety information.

Clinical Stage Investigational Medicines, >Phase 2 Development

*UltiMab transgenic mouse technology licensed from Medarex, Inc., a wholly owned subsidiary of Bristol Myers Squibb.

Preclinical Programs

●	Broad preclinical pipeline that includes both partnered products and in-house programs based on our proprietary technologies or antibodies
●	Multiple new IND applications expected to be submitted over coming years
●	Genmab has entered multiple strategic collaborations to support the expansion of our innovative pipeline

Our preclinical pipeline includes immune effector function enhanced antibodies developed with our HexaBody technology platform and bispecific antibodies created with our DuoBody technology platform. We are also working with our partners to generate additional new antibody-based product concepts. A number of the preclinical programs are carried out in cooperation with our collaboration partners.

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Interim Report for the First Quarter of 2022

SIGNIFICANT RISKS AND UNCERTAINTIES

As a biotech company, Genmab faces a number of risks and uncertainties. These are common for the industry and relate to operations, intellectual property, research and development, commercialization and financial activities. For further information about risks and uncertainties which Genmab faces, refer to the 2021 Annual Report filed with NASDAQ Copenhagen and the Form 20-F filed with the SEC, both of which were filed in February 2022. At the date of this interim report, there have been no significant changes to Genmab’s overall risk profile since the publication of these reports; however, the full extent and nature of the impact of the COVID-19 pandemic and related containment measures on our business and financial performance is uncertain. See Genmab’s Form 20-F for a detailed summary of risks related to our collaborations as well as risks related to the COVID-19 pandemic.

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Interim Report for the First Quarter of 2022

FINANCIAL REVIEW

The interim report is prepared on a consolidated basis for the Genmab group. The financial statements are published in Danish Kroner (DKK).

Revenue

Genmab’s revenue was DKK 2,119 million for the first three months of 2022 compared to DKK 1,581 million for the first three months of 2021. The increase of DKK 538 million, or 34%, was primarily driven by higher DARZALEX, TEPEZZA and Kesimpta royalties achieved under our collaborations with Janssen, Roche and Novartis, respectively, partly offset by milestones achieved under our collaborations with AbbVie and Janssen in the first three months of 2021.

(DKK million)	3 Months Ended March 31, 2022	3 Months Ended March 31, 2021
Royalties	1,836	1,017
Reimbursement revenue	135	110
Milestone revenue	111	454
Collaboration revenue	37	—
Total revenue	2,119	1,581

Royalties

Royalty revenue amounted to DKK 1,836 million in the first three months of 2022 compared to DKK 1,017 million in the first three months of 2021. The increase of DKK 819 million, or 81%, was primarily driven by higher DARZALEX, TEPEZZA and Kesimpta royalties achieved under our daratumumab collaboration with Janssen, teprotumumab collaboration with Roche and ofatumumab collaboration with Novartis. The table below summarizes Genmab’s royalty revenue by product.

(DKK million)	3 Months Ended March 31, 2022	3 Months Ended March 31, 2021
DARZALEX	1,501	984
TEPEZZA	199	2
Kesimpta	129	31
Other	7	-
Total royalties	1,836	1,017

Net sales of DARZALEX by Janssen were USD 1,856 million in the first three months of 2022 compared to USD 1,365 million in the first three months of 2021. The increase of USD 491 million, or 36%, was driven by the continued strong uptake of DARZALEX. Royalty revenue on net sales of DARZALEX was DKK 1,501 million in the first three months of 2022 compared to DKK 984 million in the first three months of 2021, an increase of DKK 517 million. The percentage increase in royalties of 53% is higher than the percentage increase in the underlying net sales primarily due to higher average exchange rate between the USD and DKK and a higher effective royalty rate for the first three months of 2022, partly offset by the increase in Janssen’s royalty payments to Halozyme in connection with SC sales.

TEPEZZA was launched by Horizon in the first quarter of 2020. Royalties, which are based on net sales, amounted to DKK 199 million during the first three months of 2022 compared to DKK 2 million in the first three months of 2021. TEPEZZA sales in the first three months of 2021 were impacted by the U.S. government-mandated COVID-19 production interruption.

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Novartis was granted U.S. FDA approval for Kesimpta in RMS and Genmab started recognizing royalties on net sales of Kesimpta during the third quarter of 2020. Royalties, which are based on net sales, amounted to DKK 129 million for the first three months of 2022 compared to DKK 31 million for the first three months of 2021. The increase of DKK 98 million was driven by increased net sales of Kesimpta.

Janssen was granted U.S. FDA approval for RYBREVANT, a fully human bispecific antibody that targets EGFR and Met, and Genmab started recognizing royalties on net sales of RYBREVANT during the second quarter of 2021. Royalties were not material for the first three months of 2022.

Royalty revenue fluctuations from period to period are due primarily to the level of product net sales as well as foreign currency exchange rates.

Reimbursement Revenue

Reimbursement revenue amounted to DKK 135 million in the first three months of 2022 compared to DKK 110 million in the first three months of 2021. The increase of DKK 25 million, or 23%, was primarily driven by higher activities under our collaboration agreement with BioNTech for DuoBody-PD-L1x4-1BB and DuoBody-CD40x4-1BB.

Milestone Revenue

Milestone revenue was DKK 111 million in the first three months of 2022 compared to DKK 454 million in the first three months of 2021, a decrease of DKK 343 million, or 76%, primarily driven by milestones achieved in the first three months of 2021 under our AbbVie and Janssen collaborations.

Milestone revenue may fluctuate significantly from period to period due to both the timing of achievements and the varying amount of each individual milestone under our license and collaboration agreements.

Collaboration Revenue

In September 2021, Genmab and Seagen announced U.S. FDA accelerated approval for Tivdak in previously treated recurrent or metastatic cervical cancer. Collaboration revenue was DKK 37 million for the first three months of 2022.

Refer to Financial Statement Note 2 in this interim report for further details about revenue.

Research and Development Costs

Research and development costs amounted to DKK 1,153 million in the first three months of 2022 compared to DKK 848 million in the first three months of 2021. The increase of DKK 305 million, or 36%, was driven by the continued advancement of epcoritamab under our collaboration with AbbVie, continued advancement of DuoBody-PD-L1x4-1BB and DuoBody-CD40x4-1BB under our collaboration with BioNTech, and the increase in new team members to support the expansion of our product pipeline.

Research and development costs accounted for 72% of total operating expenses in the first three months of 2022 compared to 81% in the first three months of 2021.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were DKK 452 million in the first three months of 2022 compared to DKK 201 million in the first three months of 2021. The increase of DKK 251 million, or 125%, was driven by the increase in new team members to support Tivdak post launch, continued expansion of

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commercialization capabilities, investment in Genmab’s broader organizational infrastructure, including technology and systems.

Selling, general and administrative expenses accounted for 28% of total operating expenses in the first three months of 2022 compared to 19% in the first three months of 2021.

Operating Profit

Operating profit was DKK 514 million in the first three months of 2022 compared to DKK 532 million in the first three months of 2021.

Net Financial Items

Net financial items were comprised of the following:

	3 Months Ended	3 Months Ended
(DKK million)	March 31, 2022	March 31, 2021
Interest and other financial income	36	62
Gain on other investments, net	—	123
Foreign exchange rate gain, net	401	783
Total financial income	437	968

Interest and other financial expenses	(4)	(3)
Loss on marketable securities, net	(189)	(73)
Loss on other investments, net	(146)	—
Total financial expenses	(339)	(76)
Net financial items	98	892

Net financial items decreased by DKK 794 million, or 89%, which were primarily driven by:

●	A decrease in foreign exchange rate gain, net due to USD strengthening against the DKK which was more favorable to our marketable securities and cash in the first three months of 2021,
●	The loss on other investments due to the decrease in fair value of Genmab’s investments in common shares of CureVac and Bolt, and
●	A loss on marketable securities driven by increases in interest rates in the United States and Europe.

Refer to Financial Statement Note 4 in this interim report for further details about the net financial items.

Corporate Tax

Corporate tax expense for the first three months of 2022 was DKK 147 million compared to DKK 328 million for the first three months of 2021. The decrease in corporate tax expense is primarily the result of Genmab’s lower net result before tax. The effective tax rate in the first three months of 2022 was 24% compared to 23% in the first three months of 2021.

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Interim Report for the First Quarter of 2022

Net Profit

Net profit for the first three months of 2022 was DKK 465 million compared to DKK 1,096 million in the first three months of 2021. The decrease was driven by the items described above.

Liquidity and Capital Resources

(DKK million)	March 31, 2022	December 31, 2021
Marketable securities	10,917	10,381
Cash and cash equivalents	9,071	8,957
Shareholders' equity	22,719	22,196

Cash Flow (DKK million)	3 Months Ended March 31, 2022	3 Months Ended March 31, 2021
Cash provided by operating activities	587	1,185
Cash (used in) investing activities	(667)	(579)
Cash (used in) financing activities	(64)	(220)

Net cash provided by operating activities is primarily related to our operating profit, changes in operating assets and liabilities, reversal of net financial items, and adjustments related to non-cash transactions. The primary driver of lower cash provided by operating activities was due the timing of corporate tax payments of DKK 455 million in Denmark in the first three months of 2022 that were not required in the first three months of 2021.

Net cash used in investing activities primarily reflects differences between the proceeds received from the sale and maturity of our investments and amounts invested, and the cash paid for investments in tangible assets. Purchases of marketable securities exceeded sales and maturities in both periods, but to a greater extent in the first three months of 2021. For the first three months of 2021, investing activities also includes the proceeds from the sale of CureVac shares of DKK 361 million. There were no sales of other investments in the first three months of 2022.

Net cash used in financing activities is primarily related to the exercise of warrants, purchase of treasury shares, lease payments, and payment of withholding taxes on behalf of employees on net settled Restricted Stock Units (RSUs). The decrease in cash used in financing activities for the periods is primarily driven by cash payments for the purchase of treasury shares of DKK 190 million in the first three months of 2021. There were no purchases of treasury shares in the first three months of 2022.

Genmab’s USD denominated cash and cash equivalents, and marketable securities was 86% of Genmab’s total cash and cash equivalents, and marketable securities as of March 31, 2022 and December 31, 2021.

Cash and cash equivalents included short-term marketable securities of DKK 559 million as of March 31, 2022 compared to DKK 296 million as of December 31, 2021. In accordance with our accounting policy, securities purchased with a maturity of less than ninety days at the date of acquisition are classified as cash and cash equivalents. Refer to Financial Statement Note 3 in this interim report for further details about our marketable securities.

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Interim Report for the First Quarter of 2022

Balance Sheet

As of March 31, 2022, total assets were DKK 24,914 million compared to DKK 24,627 million on December 31, 2021. As of March 31, 2022, assets were mainly comprised of marketable securities of DKK 10,917 million, cash and cash equivalents of DKK 9,071 million and current receivables of DKK 2,846 million. The current receivables consist primarily of amounts related to royalties from our collaboration agreements.

As of March 31, 2022, total liabilities were DKK 2,195 million compared to DKK 2,431 million on December 31, 2021. The decrease in total liabilities of DKK 236 million, or 10%, was primarily driven by timing of payments related to accounts payable and higher accrued compensation related to annual bonuses paid in the first three months of 2022.

Shareholders’ equity as of March 31, 2022 was DKK 22,719 million compared to DKK 22,196 million on December 31, 2021. The increase of DKK 523 million, or 2%, was driven primarily by Genmab’s net profit and share-based compensation expense related to the issuance of shares under Genmab’s warrant and RSU programs, partly offset by the net settlements of RSUs vested during the period. Genmab’s equity ratio was 91% as of March 31, 2022 compared to 90% as of December 31, 2021.

Team Members

As of March 31, 2022, the total number of team members was 1,309 compared to 871 as of March 31, 2021. The increase was primarily driven by the expansion and acceleration of our pipeline, as well as the investment in the expansion of commercialization capabilities, including support for Tivdak post launch, and broader organizational infrastructure.

Team Members	March 31, 2022	March 31, 2021
Research and development team members	954	709
Selling, general and administrative team members	355	162
Total team members	1,309	871

Legal Matter – Janssen Binding Arbitration

In September 2020, Genmab commenced binding arbitration of two matters arising under its license agreement with Janssen relating to daratumumab. Under the license agreement, Genmab is, among other things, entitled to royalties from Janssen on sales of daratumumab (marketed as DARZALEX for IV administration and as DARZALEX FASPRO in the United States and as DARZALEX SC in Europe for SC administration). In April 2022, the arbitral tribunal issued an award in the binding arbitration of the two matters. Genmab did not seek a review of the award, and the award is now final.

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The first matter concerned the question as to whether Janssen’s obligation to pay royalties on sales of licensed product extends, in each applicable country, until the expiration or invalidation of the last-to-expire relevant Genmab-owned patent or the last-to-expire relevant Janssen-owned patent covering the product, as further defined and described in the license agreement. As to that matter, the tribunal determined by majority opinion that Janssen’s obligation to pay royalties to Genmab on sales of licensed product, in each applicable country, extends through the expiration or invalidation of the last-to-expire relevant Genmab-owned patent covering the product or use thereof, but not the relevant Janssen-owned patent. The relevant Genmab-owned issued U.S., European and Japanese patents will expire in the late 2020s and early 2030s.

The second matter concerned the question as to whether Genmab is required to share in Janssen’s royalty payments to Halozyme for the Halozyme enzyme technology used in the SC formulation of daratumumab (marketed as DARZALEX FASPRO® in the U.S.). The royalties Janssen pays to Halozyme represent a mid-single digit percentage rate of SC daratumumab sales. As to that matter, the tribunal ruled by majority opinion that Janssen is permitted to continue reducing its royalty payments to Genmab as an offset against a share of Janssen’s royalty payments made to Halozyme.

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Interim Report for the First Quarter of 2022

STATEMENTS OF COMPREHENSIVE INCOME

Income Statement		3 Months Ended	3 Months Ended
	Note	March 31, 2022	March 31, 2021
(DKK million)

Revenue	2	2,119	1,581

Research and development expenses		(1,153)	(848)
Selling, general and administrative expenses		(452)	(201)
Operating expenses		(1,605)	(1,049)

Operating profit		514	532

Financial income	4	437	968
Financial expenses	4	(339)	(76)

Net profit before tax		612	1,424

Corporate tax		(147)	(328)

Net profit		465	1,096

Basic net profit per share		7.10	16.76
Diluted net profit per share		7.05	16.61

Statement of Comprehensive Income

Net profit		465	1,096

Other comprehensive income:

Amounts which will be re-classified to the income statement:
Adjustment of foreign currency fluctuations on subsidiaries		16	41

Total comprehensive income		481	1,137

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BALANCE SHEETS

		March 31,	December 31,
	Note	2022	2021
(DKK million)
ASSETS

Intangible assets		234	254
Property and equipment		632	621
Right-of-use assets	7	343	354
Receivables		27	27
Deferred tax assets		264	264
Other investments	3	239	371

Total non-current assets		1,739	1,891

Corporate tax receivable		341	31
Receivables		2,846	3,367
Marketable securities	3	10,917	10,381
Cash and cash equivalents		9,071	8,957

Total current assets		23,175	22,736

Total assets		24,914	24,627

SHAREHOLDERS’ EQUITY AND LIABILITIES

Share capital		66	66
Share premium		12,044	12,029
Other reserves		97	81
Retained earnings		10,512	10,020

Total shareholders' equity		22,719	22,196

Provisions		13	13
Lease liabilities	7	356	363
Deferred revenue		487	487

Total non-current liabilities		856	863

Lease liabilities	7	60	62
Deferred revenue		26	26
Other payables		1,253	1,480

Total current liabilities		1,339	1,568

Total liabilities		2,195	2,431

Total shareholders' equity and liabilities		24,914	24,627

Share-based instruments	5
Related parties	6
Subsequent events to the balance sheet date	8

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STATEMENTS OF CASH FLOWS

		3 Months Ended	3 Months Ended
	Note	March 31, 2022	March 31, 2021
(DKK million)

Net profit before tax		612	1,424

Reversal of financial items, net		(98)	(892)
Adjustments for non-cash transactions		159	117
Changes in operating assets and liabilities		334	500

Cash flows from operating activities before financial items		1,007	1,149

Interest received		38	39
Interest elements of lease payments	7	(3)	(2)
Interest paid		—	(1)
Corporate taxes paid		(455)	—

Net cash provided by operating activities		587	1,185

Investment in tangible assets		(57)	(28)
Marketable securities bought		(1,993)	(3,673)
Marketable securities sold		1,391	2,769
Other investments bought		(8)	(8)
Other investments sold		—	361

Net cash (used in) investing activities		(667)	(579)

Warrants exercised		15	20
Principal elements of lease payments		(16)	(12)
Purchase of treasury shares		—	(190)
Payment of withholding taxes on behalf of employees on net settled RSUs		(63)	(38)

Net cash (used in) financing activities		(64)	(220)

Change in cash and cash equivalents		(144)	386

Cash and cash equivalents at the beginning of the period		8,957	7,260
Exchange rate adjustments		258	246

Cash and cash equivalents at the end of the period		9,071	7,892

Cash and cash equivalents include:
Bank deposits		8,512	5,954
Short-term marketable securities		559	1,938

Cash and cash equivalents at the end of the period		9,071	7,892

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Interim Report for the First Quarter of 2022

STATEMENTS OF CHANGES IN EQUITY

	Share	Share	Translation	Retained	Shareholders'
	capital	premium	reserves	earnings	equity
(DKK million)

Balance at December 31, 2020	66	11,894	54	7,107	19,121

Net profit	—	—	—	1,096	1,096
Other comprehensive income	—	—	41	—	41
Total comprehensive income	—	—	41	1,096	1,137

Transactions with owners:
Exercise of warrants	—	20	—	—	20
Purchase of treasury shares	—	—	—	(206)	(206)
Share-based compensation expenses	—	—	—	61	61
Net settlement of RSUs	—	—	—	(38)	(38)

Balance at March 31, 2021	66	11,914	95	8,020	20,095

Balance at December 31, 2021	66	12,029	81	10,020	22,196

Net profit	—	—	—	465	465
Other comprehensive income	—	—	16	—	16
Total comprehensive income	—	—	16	465	481

Transactions with owners:
Exercise of warrants	—	15	—	—	15
Share-based compensation expenses	—	—	—	90	90
Net settlement of RSUs	—	—	—	(63)	(63)

Balance at March 31, 2022	66	12,044	97	10,512	22,719

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Interim Report for the First Quarter of 2022

NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Basis of Presentation

Accounting Policies

These interim statements of the Genmab group (Genmab or the Company) have been prepared in accordance with IAS 34 as issued by the International Accounting Standards Board (IASB) and in accordance with IAS 34 as endorsed by the EU and additional Danish disclosure requirements for interim reports of listed companies. The interim report has not been reviewed or audited by Genmab’s external auditors.

The interim report has been prepared using the same accounting policies as outlined in Section 1 – Basis of Presentation in the financial statements in the Genmab 2021 Annual Report (Annual Report). A number of new or amended standards became applicable for the current reporting period. Genmab was not required to change its accounting policies as a result of adopting these standards. These interim financial statements should be read in conjunction with the Annual Report.

Management Judgements and Estimates under IFRS

In preparing interim reports, certain provisions under IFRS require management to make judgements (various accounting estimates and assumptions), which may significantly impact the group’s financial statements. For a description of significant judgements and estimates, refer to Note 1.3 in the Annual Report.

Information about Geographical Areas

Genmab is managed and operated as one business unit, which is reflected in the organizational structure and internal reporting. No separate lines of business or separate business entities have been identified with respect to any licensed products, product candidates or geographical markets and no segment information is currently prepared for internal reporting. Refer to Note 2.2 in the Annual Report for further details.

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Note 2 – Revenue

The table below summarizes Genmab’s revenue by type and collaboration partner, and royalties by product, under Genmab’s agreements.

	3 Months Ended	3 Months Ended
	March 31, 2022	March 31, 2021
(DKK million)
Revenue by type:
Royalties	1,836	1,017
Reimbursement revenue	135	110
Milestone revenue	111	454
Collaboration revenue	37	—
Total	2,119	1,581

Revenue by collaboration partner:
Janssen	1,608	1,193
AbbVie	—	245
Roche	199	2
Novartis	129	31
BioNTech	119	71
Seagen	53	39
Other	11	—
Total	2,119	1,581

Royalties by product:
DARZALEX	1,501	984
TEPEZZA	199	2
Kesimpta	129	31
Other	7	—
Total	1,836	1,017

In September 2020, Genmab commenced binding arbitration of two matters arising under its license agreement with Janssen relating to daratumumab. Under the license agreement, Genmab is, among other things, entitled to royalties from Janssen on sales of daratumumab (marketed as DARZALEX for IV administration and as DARZALEX FASPRO in the United States and as DARZALEX SC in Europe for SC administration). In April 2022, the arbitral tribunal issued an award in the binding arbitration of the two matters. Genmab did not seek a review of the award, and the award is now final.

The first matter concerned the question as to whether Janssen’s obligation to pay royalties on sales of licensed product extends, in each applicable country, until the expiration or invalidation of the last-to-expire relevant Genmab-owned patent or the last-to-expire relevant Janssen-owned patent covering the product, as further defined and described in the license agreement. As to that matter, the tribunal determined by majority opinion that Janssen’s obligation to pay royalties to Genmab on sales of licensed product, in each applicable country, extends through the expiration or invalidation of the last-to-expire relevant Genmab-owned patent covering the product or use thereof, but not the relevant Janssen-owned patent. The relevant Genmab-owned issued U.S., European and Japanese patents will expire in the late 2020s and early 2030s.

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The second matter concerned the question as to whether Genmab is required to share in Janssen’s royalty payments to Halozyme for the Halozyme enzyme technology used in the SC formulation of daratumumab (marketed as DARZALEX FASPRO® in the U.S.). The royalties Janssen pays to Halozyme represent a mid-single digit percentage rate of SC daratumumab sales. As to that matter, the tribunal ruled by majority opinion that Janssen is permitted to continue reducing its royalty payments to Genmab as an offset against a share of Janssen’s royalty payments made to Halozyme.

Refer to Note 2.1 in the Annual Report for further details regarding revenue.

Note 3 – Financial Instruments

Genmab’s portfolio is spread over a number of different securities with a focus on liquidity and the preservation of capital. Genmab’s marketable securities in USD, DKK, EUR, and GBP as a percentage of total marketable securities was as follows:

	March 31,	December 31,
	2022	2021
Percent

USD	76%	75%
DKK	15%	16%
EUR	8%	8%
GBP	1%	1%
Total	100%	100%

As of March 31, 2022, 71% of Genmab’s marketable securities were long-term A rated or higher, or short-term A-1 / P-1 rated by S&P, Moody’s or Fitch compared to 68% as of December 31, 2021.

The table below shows the fair value measurements by level for Genmab’s financial assets measured at fair value through profit or loss:

(DKK million)	March 31, 2022				December 31, 2021
Assets Measured at Fair Value	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Marketable securities	10,917	—	—	10,917	10,381	—	—	10,381
Other investments	201	—	38	239	344	—	27	371

Marketable Securities

All fair values are determined by reference to external sources using unadjusted quoted prices in established markets for Genmab’s marketable securities (Level 1).

Other Investments

Other investments as of March 31, 2022 consist primarily of a DKK 186 million investment in common shares of CureVac, compared to DKK 318 million as of December 31, 2021. During the second quarter of 2021, Genmab made an investment in common shares of Bolt. As of March 31, 2022, the investment in Bolt was valued at DKK 15 million, compared to DKK 26 million as of December 31, 2021.

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The investments in CureVac and Bolt are recorded at fair value through profit or loss. The fair value of Genmab’s investments in CureVac and Bolt are determined using unadjusted quoted prices in established markets (Level 1).

Refer to Note 4.3 and Note 4.4 in the Annual Report for further details regarding Genmab’s marketable securities and other investments.

Note 4 – Financial Income and Expenses

	3 Months Ended	3 Months Ended
	March 31, 2022	March 31, 2021
(DKK million)

Financial income:
Interest and other financial income	36	62
Gain on other investments, net	—	123
Foreign exchange rate gain, net	401	783

Total financial income	437	968

Financial expenses:
Interest and other financial expenses	(4)	(3)
Loss on marketable securities, net	(189)	(73)
Loss on other investments, net	(146)	—

Total financial expenses	(339)	(76)

Net financial items	98	892

Foreign exchange rate gain, net was DKK 401 million in the first three months of 2022 compared to DKK 783 million in the first three months of 2021. The USD strengthened against the DKK in each period which positively impacted our USD denominated marketable securities and cash holdings, but to a greater extent in 2021. Refer to Note 4.2 in the Annual Report for further details regarding foreign currency risk.

Loss on other investments, net was DKK 146 million in the first three months of 2022 compared to gain on other investments, net of DKK 123 million in the first three months of 2021. The change was driven by the decrease in fair value of Genmab’s investment in common shares of CureVac and Bolt.

Loss on marketable securities, net was DKK 189 million in the first three months of 2022 compared to DKK 73 million in the first three months of 2021. The increase in fair value losses on marketable securities was primarily driven by increases in interest rates in the United States and Europe.

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Note 5 – Share-Based Instruments

Restricted Stock Unit Program

Genmab A/S established RSU programs as an incentive for all Genmab employees, members of the registered Executive Management, and members of the Board of Directors.

	3 Months Ended	3 Months Ended
	March 31, 2022	March 31, 2021
RSUs granted	218,434	128,406
Weighted average fair value per RSU granted (DKK)	2,185.90	2,084.65

RSUs vested	73,458	44,109

Refer to Note 4.6 in the Annual Report for details on the RSU programs.

Warrant Program

Genmab A/S established warrant programs as an incentive for all Genmab employees, and members of the registered Executive Management.

	3 Months Ended	3 Months Ended
	March 31, 2022	March 31, 2021
Warrants granted	207,348	114,158
Weighted average exercise price per warrant granted (DKK)	2,186.68	2,122.57
Weighted average Black-Scholes fair value per warrant granted (DKK)	622.70	663.95

Warrants exercised	15,685	41,574
Weighted average exercise price on date of grant per warrant exercised (DKK)	970.76	478.94
% change in share capital - warrants exercised	0.02%	0.06%

Refer to Note 4.6 in the Annual Report for details on the warrant programs.

Share-based compensation expense

Share-based compensation expenses related to Genmab RSU and warrant programs for the first three months of 2022 was DKK 90 million compared to DKK 61 million for the first three months of 2021.

Share repurchases

In general, Genmab intends to purchase its own shares in order to cover a portion of obligations in relation to RSUs. As of March 31, 2022, Genmab has two authorizations to repurchase shares: the 2021 and 2019 authorizations. The 2016 authorization expired in March 2021.

	2021 Authorization	2019 Authorization	2016 Authorization
Number of shares authorized for repurchase	500,000	500,000	500,000
Actual shares repurchased under authorization	—	170,000	255,000
Shares available for repurchase as of March 31, 2022	500,000	330,000	—

During the first three months of 2021, Genmab acquired 100,000 of its own shares, representing approximately 0.2% of share capital. The total amount paid to acquire the shares, including directly

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attributable costs, was DKK 206 million and was recognized as a deduction to shareholders’ equity. These shares are classified as treasury shares and are presented within retained earnings on the balance sheet as of December 31, 2021. There were no share repurchases during the first three months of 2022.

As of March 31, 2022, 239,893 treasury shares were held by Genmab to cover obligations in relation to the RSU programs and to mitigate the dilutive effect of share capital increases resulting from future exercises of warrants.

Note 6 – Related Parties

Genmab’s related parties are Genmab A/S’ (parent company) subsidiaries, Board of Directors, the registered Executive Management, and close members of the family of these persons.

Genmab has not granted any loans, guarantees or other commitments to or on behalf of any of the members of the Board of Directors or members of the registered Executive Management.

Other than the remuneration and other transactions relating to the Board of Directors and the registered Executive Management described in Note 5.1 in the Annual Report, there were no material related party transactions during the first three months of 2022.

Changes to the Executive Management Team and the Board of Directors

During the first three months of 2022, there were two changes to the Executive Management Team. Effective March 1, 2022, Chris Cozic was appointed Executive Vice President and Chief People Officer, and Birgitte Stephensen was appointed Executive Vice President and Chief Legal Officer. They join the existing Executive Management Team of Jan van de Winkel, President and Chief Executive Officer, Judith Klimovsky, Executive Vice President and Chief Development Officer, Anthony Pagano, Executive Vice President and Chief Financial Officer, Anthony Mancini, Executive Vice President and Chief Operating Officer, and Tahamtan Ahmadi, Executive Vice President and Chief Medical Officer. Chris Cozic and Birgitte Stephensen are not regarded as executive managers pursuant to the Danish Companies Act and will therefore not be registered with the Danish Business Authority.

Following Genmab A/S’ Annual General Meeting on March 29, 2022, the Board of Directors is comprised of five independent board members, one non-independent board member, and three employee-elected board members. Deirdre P. Connelly (Chair), Pernille Erenbjerg (Deputy Chair), Rolf Hoffmann, Dr. Paolo Paoletti, and Dr. Anders Gersel Pedersen were re-elected to the Board of Directors for a one-year period. Elizabeth O’Farrell was newly elected for a one-year period. Mijke Zachariasse, Martin Schultz and Takahiro Hamatani were elected to the Board of Directors by the employees for a three-year period. Peter Storm Kristensen and Rima Bawarshi Nassar stepped down from the Board of Directors.

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Interim Report for the First Quarter of 2022

Note 7 – Leases

Amounts recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	March 31,	December 31,
	2022	2021
(DKK million)
Right-of-use assets
Properties	342	352
Equipment	1	2

Total right-of-use assets	343	354

Lease liabilities
Current	60	62
Non-current	356	363

Total lease liabilities	416	425

During the first three months of 2022, there were no additions to Genmab’s right-of-use assets and lease liabilities related to the commencement of leases. During the first three months of 2021, there were additions to our right-of-use assets and lease liabilities related to the commencement of a lease in Japan with respect to office space.

Significant leases not yet commenced

During 2020, Genmab entered into a lease agreement with respect to the new headquarters in Denmark with a commencement date in March 2023 and is non-cancellable until March 2038. The total future minimum payments over the term of the lease are approximately DKK 337 million and estimated capital expenditures to fit out the space are approximately DKK 40 million.

During 2019, Genmab entered into a lease agreement with respect to office and laboratory space in the Netherlands with a commencement date in April 2022 and is non-cancellable until March 2032. Additionally, during 2021, Genmab amended this lease agreement to add additional office space in the Netherlands. The term of the amendment is the same as the original lease. The total future minimum payments over the term of the Netherlands lease (which includes the original lease and amendment for the additional space) are approximately DKK 235 million and estimated capital expenditures to fit out the space are approximately DKK 97 million.

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Amounts recognized in the statement of comprehensive income

The statement of comprehensive income shows the following amounts relating to leases:

	3 Months Ended	3 Months Ended
	March 31, 2022	March 31, 2021
(DKK million)
Depreciation charge of right-of-use assets
Properties	15	11
Equipment	—	—

Total depreciation charge of right-of-use assets	15	11

Interest expense	3	2
Expense relating to short-term leases	—	1

Interest expense is included in net financial items and expenses relating to short-term leases are included in operating expenses in the statement of comprehensive income.

Note 8 - Subsequent Events to the Balance Sheet Date

On April 8, 2022, Genmab announced an award in the binding arbitration of two matters arising under Genmab’s license agreement with Janssen relating to daratumumab. Refer to Note 2 for further details.

No other events have occurred subsequent to the balance sheet date that could significantly affect the financial statements as of March 31, 2022.

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ABOUT GENMAB

Genmab is an international biotechnology company with a core purpose to improve the lives of people with cancer. For more than 20 years, Genmab’s vision to transform cancer treatment has driven its passionate, innovative and collaborative teams to invent next-generation antibody technology platforms and leverage translational research and data sciences, fueling multiple differentiated cancer treatments that make an impact on people’s lives. To develop and deliver novel therapies to patients, Genmab has formed 20+ strategic partnerships with biotechnology and pharmaceutical companies. Genmab’s proprietary pipeline includes bispecific T-cell engagers, next-generation immune checkpoint modulators, effector function enhanced antibodies and antibody-drug conjugates.

Genmab is headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan. For more information, please visit Genmab.com and follow us on Twitter.com/Genmab.

This Interim Report contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Interim Report nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody®; and HexElect®. Tivdak® is a trademark of Seagen Inc.; EPCORE™ is a trademark of AbbVie Biotechnology Ltd.; Kesimpta® and Sensoready® are trademarks of Novartis AG or its affiliates; DARZALEX®, DARZALEX FASPRO® and RYBREVANT® are trademarks of Johnson & Johnson; TEPEZZA® is a trademark of Horizon Therapeutics Ireland DAC.

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DIRECTORS’ AND MANAGEMENT’S STATEMENT ON THE INTERIM REPORT

The Board of Directors and the registered Executive Management have today considered and adopted the unaudited interim report of the Genmab group for the quarter ended March 31, 2022.

The interim report is prepared in accordance with IAS 34, “Interim Financial Reporting,” as issued by the IASB and in accordance with IAS 34 as endorsed by the EU, and additional Danish disclosure requirements for interim reports of listed companies.

We consider the applied accounting policies to be appropriate and, in our opinion, the interim report gives a true and fair view of the assets and liabilities, financial position, results of operation and cash flows of the group.

Furthermore, we consider the Management’s Review to give a true and fair account of the development in the group’s activities and financial affairs, results of operations and the group’s financial position as a whole as well as a description of the significant risks and uncertainties which the group faces, as further described in our 2021 Annual Report and the Form 20-F filed with the U.S. Securities and Exchange Commission in February 2022.

Copenhagen, May 11, 2022

Registered Executive Management

Jan van de Winkel	Anthony Pagano	Judith Klimovsky	Anthony Mancini	Tahamtan Ahmadi
(President & CEO)	(Executive Vice President & CFO)	(Executive Vice President & CDO)	(Executive Vice President & COO)	(Executive Vice President & CMO)

Board of Directors

Deirdre P. Connelly	Pernille Erenbjerg	Anders Gersel Pedersen
(Chair)	(Deputy Chair)

Rolf Hoffmann	Paolo Paoletti	Elizabeth O’Farrell

Mijke Zachariasse	Takahiro Hamatani	Martin Schultz
(Employee elected)	(Employee elected)	(Employee elected)

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